                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  MetLife, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    59156R108
                                 (CUSIP Number)

                              Gary A. Beller, Esq.
               Senior Executive Vice-President and General Counsel
                                  MetLife, Inc.
                               One Madison Avenue
                             New York, NY 10010-3690
                                 (212) 578-2211
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  April 7, 2000
                       ---------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                 SCHEDULE 13D

CUSIP No.  59156R108                            PAGE    2     OF    15   PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS

          Board of Directors of MetLife, Inc.,
          but not in each director's individual capacity

          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS    NOT APPLICABLE
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS                            Not Applicable. See Item 4

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.A.

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                           0
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER               494,466,664
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                      0
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                    0

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                 494,466,664
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              65.3%

          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON                                           IC

          ---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 3 of 15 Pages


ITEM 1.

       (A)    NAME OF ISSUER

              MetLife, Inc. (the "Issuer")

       (B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              One Madison Avenue
              New York, NY 10010-3690

       (C)    TITLE OF CLASS OF SECURITIES

              Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2.

(a) The person filing this statement is the Board of Directors of the Issuer, but not in each member's individual capacity.

(b) The Reporting Persons' business address is c/o MetLife, Inc., One Madison Avenue, New York, NY 10010-3690.

(c) Not applicable.

(d) During the last five years, none of the members of the Board of Directors of the Issuer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None.

(f) The citizenship of each member of the Board of Directors is the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              Not applicable (see Item 4).

ITEM 4.       PURPOSE OF TRANSACTION.

         The Board of Directors is reporting beneficial ownership of 493,903,472 shares of Common Stock (the "Shares") issued to the MetLife Policyholder Trust (the

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 4 of 15 Pages

"Trust") under the Plan of Reorganization, dated September 28, 1999, as amended (the "Plan"), of Metropolitan Life Insurance Company ("MetLife").

         The Shares have been issued to the Trust pursuant to Section 5.2(d) of the Plan, a copy of which is filed as an exhibit to this statement. No consideration has been separately provided therefor by any member of the Board of Director, except for Shares allocated to such member pursuant to the Plan.

         Under the Plan and the MetLife Policyholder Trust Agreement, dated as of November 3, 1999 (the "Trust Agreement"), by and among MetLife, the Issuer, Wilmington Trust Company (the "Trustee") and ChaseMellon Shareholder Services, L.L.C., as custodian (the "Custodian"), a copy of which is attached as an exhibit to this statement, certain eligible policyholders of MetLife ("Trust Eligible Policyholders") will be allocated a number of interests in the Trust ("Trust Interests") equal to the number of shares of Common Stock allocated to the Trust Eligible Policyholder in accordance with the Plan. The assets of the Trust will principally be the Shares issued to the Trust for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the "Beneficiaries"). The Shares will be held in the name of the Trustee, on behalf of the Trust, which shall have legal title over the Shares. The Beneficiaries will not have legal title to any part of the assets of the Trust. The Trust Interests will represent undivided fractional interests in the Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian.

         The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of the Issuer, with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote in accordance with the recommendation given by the Board of Directors of the Issuer to its stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter's rights, in connection with a merger of the Issuer.

            A "Beneficiary Consent Matter" is:

                  (i) a contested election of directors or, subject to certain conditions, the removal of a director,

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 5 of 15 Pages


                  (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of the Issuer, if it requires a vote of stockholders under applicable Delaware law,

                  (iii) any transaction that would result in an exchange or conversion of the Shares for cash, securities or other property,

                  (iv) issuances of Common Stock prior to the first anniversary of the effective date of the Plan (the "Effective Date") at a price materially below the prevailing market price, if a vote is required to approve the issuance under Delaware law, other than issuances in an underwritten public offering or pursuant to an employee benefit plan,

                  (v) before the first anniversary of the Effective Date, any matter that requires approval by a vote of more than a majority of the outstanding stock of the Issuer entitled to vote thereon under Delaware law or the certificate of incorporation or the by-laws of the Issuer, and any amendment to the certificate of incorporation or by-laws of the Issuer that is submitted to a vote of stockholders for approval and

                  (vi) proposals submitted to stockholders requiring the Board of Directors to amend the Issuer's Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which the Issuer has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.

         The Trust Agreement contains provisions enabling the Beneficiaries to withdraw the Shares allocated to them under the Plan and the Trust Agreement for resale or otherwise and to receive dividends on such Shares.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) The Board of Directors of the Issuer, but not in each director's in its individual capacity, beneficially owns 493,903,472 shares of Common Stock. The Board of Directors of the Issuer, but not in each director's individual capacity, is deemed to beneficially own the shares of Common Stock held by the Trust because the Board will direct the voting of these shares on certain matters submitted to a vote of stockholders. See Item 4. The amount shown does not include shares beneficially owned by a director in the director's individual capacity.

(b) The Board of Directors of the Issuer, but not each director in its individual capacity, has shared voting power with respect to 493,903,472 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 6 of 15 Pages

(c) There were no transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons, other than the issuance of the Shares to the Trust. See Item 4.

(d) The Beneficiaries of the Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares allocated to them under the Plan and the Trust Agreement. See Item 4.

ITEM 6.

             See Item 4.

ITEM 7.      MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1. Plan of Reorganization, dated September 28, 2000, as amended, of Metropolitan Life Insurance Company (incorporated by reference to
         Exhibit 2.1 to MetLife, Inc.'s Registration Statement on Form S-1 (No. 333-91517).

Exhibit 2. MetLife Policyholder Trust Agreement, dated as of November 3, 1999, by and among Metropolitan Life Insurance Company, MetLife, Inc., Wilmington Trust Company and ChaseMellon Shareholder Services, L.L.C., as custodian (incorporated by reference to Exhibit 10.2 to MetLife, Inc.'s Registration Statement on Form S-1 (No. 333-91517).

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 7 of 15 Pages


         SIGNATURES.

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:   April 7, 2000

     /s/ Robert H. Benmosche
----------------------------------------
Robert H. Benmosche



     /s/ Curtis H. Barnette
----------------------------------------
Curtis H. Barnette



     /s/ Gerald Clark
----------------------------------------
Gerald Clark



     /s/ Joan Ganz Cooney
----------------------------------------
Joan Ganz Cooney



     /s/ Burton A. Dole, Jr.
----------------------------------------
Burton A. Dole, Jr.



     /s/ James R. Houghton
----------------------------------------
James R. Houghton



     /s/ Harry P. Kamen
----------------------------------------
Harry P. Kamen

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 8 of 15 Pages



     /s/ Helene L. Kaplan
----------------------------------------
Helene L. Kaplan



     /s/ Charles M. Leighton
----------------------------------------
Charles M. Leighton



     /s/ Allen E. Murray
----------------------------------------
Allen E. Murray



     /s/ Stewart G. Nagler
----------------------------------------
Stewart G. Nagler



     /s/ John J. Phelan, Jr.
----------------------------------------
John J. Phelan, Jr.



     /s/ Hugh B. Price
----------------------------------------
Hugh B. Price



     /s/ Robert G. Schwartz
----------------------------------------
Robert G. Schwartz



     /s/ Ruth J. Simmons
----------------------------------------
Ruth J. Simmons

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 9 of 15 Pages





     /s/ William C. Steere, Jr.
----------------------------------------
William C. Steere, Jr.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                         Page 10 of 15 Pages


                                                                       Exhibit 1



                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on
Schedule 13D, to which this exhibit is attached, is filed its behalf.


Dated: April 7, 2000

     /s/ Robert H. Benmosche
----------------------------------------
Robert H. Benmosche



     /s/ Curtis H. Barnette
----------------------------------------
Curtis H. Barnette



     /s/ Gerald Clark
----------------------------------------
Gerald Clark



     /s/ Joan Ganz Cooney
----------------------------------------
Joan Ganz Cooney



     /s/ Burton A. Dole, Jr.
----------------------------------------
Burton A. Dole, Jr.



     /s/ James R. Houghton
----------------------------------------
James R. Houghton

                                  SCHEDULE 13D

CUSIP No. 59156R108                                         Page 11 of 15 Pages


     /s/ Harry P. Kamen
----------------------------------------
Harry P. Kamen



     /s/ Helene L. Kaplan
----------------------------------------
Helene L. Kaplan



     /s/ Charles M. Leighton
----------------------------------------
Charles M. Leighton



     /s/ Allen E. Murray
----------------------------------------
Allen E. Murray



     /s/ Stewart G. Nagler
----------------------------------------
Stewart G. Nagler



     /s/ John J. Phelan, Jr.
----------------------------------------
John J. Phelan, Jr.



     /s/ Hugh B. Price
----------------------------------------
Hugh B. Price



     /s/ Robert G. Schwartz
----------------------------------------
Robert G. Schwartz

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 12 of 15 Pages



     /s/ Ruth J. Simmons
----------------------------------------
Ruth J. Simmons



     /s/ William C. Steere, Jr.
----------------------------------------
William C. Steere, Jr.

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 13 of 15 Pages


Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that the Statement on
Schedule 13D, to which this exhibit is attached, is filed its behalf.


Dated: April 7, 2000

     /s/ Robert H. Benmosche
----------------------------------------
Robert H. Benmosche



     /s/ Curtis H. Barnette
----------------------------------------
Curtis H. Barnette



     /s/ Gerald Clark
----------------------------------------
Gerald Clark



     /s/ Joan Ganz Cooney
----------------------------------------
Joan Ganz Cooney



     /s/ Burton A. Dole, Jr.
----------------------------------------
Burton A. Dole, Jr.



     /s/ James R. Houghton
----------------------------------------
James R. Houghton



     /s/ Harry P. Kamen
----------------------------------------
Harry P. Kamen

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 14 of 15 Pages





     /s/ Helene L. Kaplan
----------------------------------------
Helene L. Kaplan



     /s/ Charles M. Leighton
----------------------------------------
Charles M. Leighton



     /s/ Allen E. Murray
----------------------------------------
Allen E. Murray



     /s/ Stewart G. Nagler
----------------------------------------
Stewart G. Nagler



     /s/ John J. Phelan, Jr.
----------------------------------------
John J. Phelan, Jr.



     /s/ Hugh B. Price
----------------------------------------
Hugh B. Price



     /s/ Robert G. Schwartz
----------------------------------------
Robert G. Schwartz



     /s/ Ruth J. Simmons
----------------------------------------
Ruth J. Simmons

                                  SCHEDULE 13D

CUSIP No. 59156R108                                          Page 15 of 15 Pages





     /s/ William C. Steere, Jr.
----------------------------------------
William C. Steere, Jr.